Exhibit 99.1

NEWS RELEASE
Stock Symbols:	PGF - TSX PGH - NYSE

PENGROWTH ANNOUNCES NEW DIVIDEND POLICY TO STRENGTHEN ITS BALANCE SHEET AMIDST THE CURRENT LOW COMMODITY PRICE ENVIRONMENT

(Calgary, September 1, 2015) – Pengrowth’s Board of Directors has approved a change to the Company’s dividend policy, moving to a quarterly payment at a rate of $0.01 per share per quarter ($0.04 per share annually), as a result of the continued weakness in commodity prices. With the macro environment continuing to deteriorate and given the outlook for a prolonged weakness in commodity prices, the Company believes that it is prudent to preserve capital and accelerate its efforts to reduce overall indebtedness.

The new dividend policy will take effect following the payment of the $0.02 per share dividend payable on September 15, 2015 with the first quarterly payment expected to be paid on December 15, 2015. Subsequent dividends are expected to be paid on the 15th (or next business day) of March, June, September and December each year. In addition, Pengrowth’s Board has also approved the suspension of the Company’s Dividend Reinvestment and Optional Common Share Purchase Plan (the “Plan”), effective with the quarterly dividend payable on December 15, 2015. The Company does not believe that it is in the best interest of shareholders to issue further equity in this low share price environment. Shareholders previously enrolled in the dividend reinvestment program will instead receive their dividends as cash until such time as the Plan is reinstated.

“These are challenging times for the oil and gas industry and we have continued to make difficult decisions and take the necessary actions to strengthen the Company’s balance sheet as commodity prices have declined,” said Derek Evans, President and Chief Executive Officer of Pengrowth. “It is crucial that we take these actions to position the Company for future growth once commodity prices recover to a more sustainable level. By reducing our dividend, we are providing additional financial flexibility to reduce our indebtedness, despite the sustained lower commodity price environment.”

Pengrowth remains committed to taking actions to ensure the Company lives within its cash flow and looking at all options to reduce its overall indebtedness. Today’s dividend reduction is consistent with all of the measures the Company has taken in 2015 to counter the impact of falling prices and preserve its financial liquidity.

These measures include:

•	A 78 percent reduction in anticipated 2015 capital spending compared to 2014.

•	Targeted non-core asset sales of $600 million in 2015.

•	Continued focus on capital cost reductions, resulting in a 20 to 25 percent reduction for most types of services.

•	Ongoing staffing re-alignments with a seven percent reduction in head office full-time staff in the last nine months.

•	Commitment to ongoing hedging efforts to protect future cash flows and capital programs.

In the absence of stronger commodity prices, Pengrowth would expect 2016 capital spending to be under $100 million.

Pengrowth continues to pro-actively utilize hedging to provide additional cash flow stability. The current value of its hedge book is approximately $525 million. The Company has an extensive commodity risk management program with approximately 78 percent of crude oil production hedged at Cdn $93.68 per bbl for the remainder of 2015 and approximately 64 percent of 2016 crude oil production hedged at Cdn $89.08 per bbl. For natural gas, Pengrowth has approximately 59 percent of 2015 natural gas production hedged at Cdn $3.69 per Mcf and approximately 52 percent of 2016 natural gas production hedged at Cdn $3.39 per Mcf. The Company has significant natural gas production hedged for 2017 and 2018 at prices in excess of Cdn $3.50 per Mcf and has been actively layering in additional oil hedges for 2017 and 2018 at a floor price of Cdn $80 per bbl.

Pengrowth’s Board of Directors and management regularly review the level of dividends. Pengrowth’s Board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements and the availability of debt and equity capital. Notwithstanding the revisions to our dividend policy today, future dividend rates can and may fluctuate and will be confirmed by the Board and announced by news release prior to each record date.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal bitumen, Swan Hills light oil and Montney natural gas projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Advisories:

Currency:

All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Forward Looking Information:

In the interest of providing our shareholders and potential investors with information regarding us, including management’s assessment of our future plans and operations, certain statements in this press release are forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward- looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, reduction of dividend; ongoing measures to protect financial health and stability; increasing production; stable cash flow; moves to enhance the strength of the balance sheet; future commodity prices; financial health and stability; funding of 2015 capital programs, dividends and anticipated cash flow; ability to live within cash flow; suspension and reinstatement of the dividend reinvestment and optional common share purchase plan; credit capacity; future value of commodity hedges; future reductions in indebtedness; 2015 capital spending; deferral of future capital expenditures; capital spending on conventional development; future operating expenses; commodity risk management hedges; potential disposition of up to $600 million of non-core assets; financial flexibility; unrealized market value of commodity and foreign exchange hedges; anticipated 2016 capital expenditures and dividends and use of free cash flow to reduce indebtedness. Statements relating to “reserves” and “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 26, 2015.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.